Exhibit 1.02
EURAMAX HOLDINGS, INC
CONFLICT MINERALS REPORT FOR CALENDAR YEAR 2013
Based on the results of the Company’s RCOI, Euramax Holdings, Inc. (the "Company") has determined that it does not have a specific reason to believe that any necessary Conflict Minerals in its Completed Products may have originated in the DRC. While we don’t believe it to be the case that any necessary Conflict Minerals originated in the DRC, at this point the Company has not undertaken an extensive inquiry into all of the suppliers that furnished relevant materials contained in the Completed Products.
Accordingly, the Company does not have any specific reason to believe any necessary Conflict Minerals originated in the DRC but cannot conclude with certainty that it has no reason to believe that its necessary Conflict Minerals originated in the DRC or did come from recycled or scrap sources.
The Company has been unable to determine: (1) the facilities used to process any necessary Conflict Minerals contained in our Completed Products; (2) the country of origin of any necessary Conflict Minerals contained in our Completed Products; and (3) efforts to determine the mine or location of origin of any necessary Conflict Minerals contained in our Completed Products.